UNITED STATES SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER 000-55181
Washington, D.C. 20549
CUSIP NUMBER 901773101

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑Form 10-K	☐ Form 20-F	☐ Form 11-K	☐	Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Twinlab Consolidated Holdings, Inc.
Full Name of Registrant

Former Name if Applicable
4800 T-Rex Avenue, Suite 305
Address of Principal Executive Office (Street and Number)
Boca Raton, Florida 33431
City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Twinlab Consolidated Holdings, Inc. (the “Company”) will not be able to timely file its Annual Report on Form 10-K for the year ended December 31, 2018 (the “Form 10-K”) due to additional time required by the Company to complete its review procedures of the Form10-K in light of reduced staffing in its finance and accounting department, which could not be eliminated without unreasonable effort or expense, which in turn caused a delay in the auditor’s review of the Company’s financial statements required to complete the 10-K prior to filing. The Company anticipates filing the Form 10-K within the fifteen-day extension period provided by Rule 12b-25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Carla Goffstein		(561)	443-5301
	(Name)		(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	☒	Yes	☐	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☒	Yes	☐	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to a substantial reduction in operating cost and reduction of personnel related to the closing of the Utah facility, as well as a significant decrease in the derivative liability calculation, the Company anticipates that its results of operations for the year ended December 31, 2018 when filed, will differ materially from the prior fiscal year. The Company expects to report a net loss of $19.7 million for the fiscal year ended December 31, 2018, compared to a net loss of $29.1 million for the fiscal year ended December 31, 2017. The foregoing estimate is believed to be accurate at the time of this filing, although its subject to change.

Twinlab Consolidated Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2019	By:	/s/ Carla Goffstein
Carla Goffstein
SVP, Finance & Accounting, and Interim Chief Financial Officer (principal finance officer)